SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

TO § 240.13d-2(a)

(Amendment No. 19)*

Dole Food Company, Inc.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title of Class of Securities)

256603 101

(CUSIP Number)

Scott Griswold

10900 Wilshire Boulevard

Los Angeles, California 90024

(310) 208-6055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 256603 101	Page 2 of 9 Pages

1	Names of reporting persons David H. Murdock
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) SC, BK, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 35,823,585
	8	Shared voting power 0
	9	Sole dispositive power 35,823,585
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 35,823,585[1]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 39.7%[2]
14	Type of reporting person (see instructions) IN,HC

[1]

Comprised of (i) 23,783,671 shares beneficially owned indirectly through the David H. Murdock Living Trust dated May 28, 1986, as amended, for which Mr. Murdock is the trustee, (ii) 11,784,914 shares beneficially owned indirectly through Castle & Cooke Investments, Inc. (“Investments”), which is wholly owned by Mr. Murdock, and (c) 255,000 options to purchase common stock held directly by Mr. Murdock that are currently exercisable. No additional options will vest within 60 days of the filing of this Schedule 13D/A.

[2]	Based upon 89,888,765 shares of common stock outstanding as of July 23, 2013.

13D

CUSIP No. 256603 101	Page 3 of 9 Pages

1	Names of reporting persons Castle & Cooke Investments, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) SC, BK, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,784,914
	8	Shared voting power 0
	9	Sole dispositive power 11,784,914
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 11,784,914[3]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.1%[4]
14	Type of reporting person (see instructions) CO

[3]

Represents shares owned indirectly through Castle & Cooke Holdings, Inc. (“Holdings”), which is wholly owned by Investments, which is wholly owned by Mr. Murdock. Investments, as the sole stockholder of Holdings, beneficially owns the shares held directly by Holdings.

[4]	Based upon 89,888,765 shares of common stock outstanding as of July 23, 2013.

13D

CUSIP No. 256603 101	Page 4 of 9 Pages

1	Names of reporting persons Castle & Cooke Holdings, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) SC, BK, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,784,914
	8	Shared voting power 0
	9	Sole dispositive power 11,784,914
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 11,784,914
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.1%[5]
14	Type of reporting person (see instructions) CO

[5]	Based upon 89,888,765 shares of Common Stock outstanding as of July 23, 2013.

Page 5 of 9 Pages

This Amendment No. 19 (the “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2009 by the Reporting Persons, as previously amended (as so amended, the “Schedule 13D”). This Amendment, and the Original Schedule 13D, relate to the shares of Common Stock, par value $0.001 per share (“Common Stock”), of Dole Food Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Dole Drive, Westlake Village, California 91362. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D, as previously amended, is not amended or supplemented in any respect.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

David H. Murdock (“Murdock”) estimates that, at the price per share set forth in the Merger Agreement (as described in the section entitled “Merger Agreement” in Item 4 below) with respect to the Merger (as described in the section entitled “Merger Agreement” in Item 4 below), approximately (i) $744,000,000 in cash will be required to pay the aggregate Merger Consideration for the shares of Common Stock not already owned by Murdock and his affiliates and to pay the cash amounts payable to holders of the Issuer stock options and (ii) up to $703,000,000 in cash will be required to effect the refinancing of certain existing indebtedness of the Issuer and its subsidiaries (as described in Item 4 below) (including the fees and expenses related to the refinancing). Murdock anticipates that such funds will be obtained from the debt and equity financings, and if necessary a cash contribution (each as described in the section entitled “Financing Commitments” in Item 4 below), and from the unrestricted cash of the Issuer and its subsidiaries.

Item 4 is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Merger Agreement

On August 11, 2013, DFC Holdings, LLC. (“Parent”), DFC Merger Corp., a wholly owned subsidiary of Parent (“Purchaser”), Murdock, and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, the Issuer will become a wholly owned subsidiary of Parent (the “Merger”). Murdock is a majority member of Parent and pursuant to the terms of the Merger Agreement, Murdock will contribute, through Parent, to Purchaser prior to the Merger all of the outstanding common equity of the Issuer currently held by him and his affiliates.

At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares owned by the Issuer or any subsidiary of the Issuer or by Parent, Purchaser or Murdock and any of their respective affiliates, or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive $13.50 in cash, without interest and subject to deduction for any required withholding taxes (the “Merger Consideration”).

In addition, at the Effective Time (i) each holder (other than Murdock) of a then-outstanding option to purchase shares of Common Stock (whether vested or unvested) will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the excess, if any, of the Merger Consideration over the exercise price of such option and the number of shares of Common Stock underlying such option, and such amount will be payable within 15 days of the Effective Time, and (ii) each then-outstanding time-based restricted stock unit or restricted stock award and any performance-based restricted stock award will be converted into the right to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the Merger Consideration and the number of shares of Common Stock subject to such awards, and such amount will be payable within 15 days of the applicable vesting date (subject to the continued employment of the holder thereof through the vesting date (and if applicable, the achievement of the performance metric, subject to adjustment of the performance metric)).

Page 6 of 9 Pages

Stockholders of the Issuer will be asked to vote on the adoption of the Merger Agreement at a special meeting that will be held on a date to be announced. Consummation of the Merger is subject to a number of conditions precedent, including, among others: (i) the adoption of the Merger Agreement by the holders of at least a majority of the outstanding shares of Common Stock entitled to vote thereon, voting as a single class, and at least a majority of the outstanding shares of Common Stock not held by Murdock, Parent, Purchaser and their respective affiliates; (ii) the absence of any order enjoining the consummation of, or prohibiting, the Merger; and (iii) the termination or expiration of any waiting period applicable to the Merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended. The completion of the Merger is not conditioned on receipt of financing by Murdock, Parent or Purchaser.

If the Merger is effected, it would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Stock from the New York Stock Exchange and the Common Stock becoming eligible for termination from registration pursuant to Section 12(b) of the Act.

Financing Commitments

Parent has obtained binding financing commitments from (i) Deutsche Bank AG New York Branch and certain of its affiliates, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and The Bank of Nova Scotia (collectively, the “Lenders”), and (ii) Murdock (the “Equity Investor”) for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which, together with the unrestricted cash of the Issuer, will be used to consummate the Merger and the other transactions contemplated by the Merger Agreement, including the payment of the aggregate Merger Consideration and cash amounts payable to option holders, the refinancing of certain existing indebtedness of the Issuer and the payment of all related fees and expenses, and to pay any other amounts required to be paid in connection with the consummation of the transactions contemplated by the Merger Agreement. The consummation of the Merger is not subject to any financing conditions (although the funding of the debt and equity financings will be subject to the satisfaction of the conditions set forth in the commitment letters pursuant to which such financings will be provided).

In addition, Mr. Murdock entered into an agreement to contribute up to $50,000,000 to Parent in the event that the aggregate proceeds of the debt and equity financings described below, together with the unrestricted cash of the Issuer at the closing of the Merger, are insufficient to fund when due, the amounts payable in accordance with the terms and conditions of the Merger Agreement.

Debt Commitments

On August 11, 2013, Parent entered into a binding commitment letter (the “Debt Commitment Letter”) with the Lenders pursuant to which, and subject to the conditions set forth therein, the Lenders committed to provide debt financing consisting of (i) a $675,000,000 senior secured term loan facility, (ii) a $150,000,000 senior secured revolving credit facility, and (iii) a $325,000,000 senior unsecured bridge facility. We refer to the financing described above collectively as the “Debt Financing.” The term “Borrower” refers to Purchaser or the Issuer, and, after the consummation of the Merger, the surviving corporation.

The commitments of the Lenders to provide the Debt Financing are conditioned on the consummation of the Merger in accordance with the Merger Agreement (which Merger Agreement may not have been amended, changed or supplemented or any provision or condition waived if such amendment, change, supplement or waiver would be adverse to the interests of the Lenders in any material respect without the Lenders’ consent), as well as other customary conditions, including, but not limited to:

•	the refinancing of all amounts outstanding under the Issuer’s outstanding senior secured credit agreement;

Page 7 of 9 Pages

•	the execution and delivery by the Borrower and guarantors of definitive documentation, consistent with the Debt Commitment Letter;

•	the Borrower having no more than $30 million in outstanding indebtedness after the refinancing and at least $60 million in unrestricted cash or cash equivalents on a pro forma basis;

•	the receipt of the Common Equity Financing (as described below) by Parent and contribution of such funds to Purchaser;

•

subject to certain limitations, the execution and delivery of guarantees by the guarantors and the taking of certain actions necessary to establish and perfect a security interest in specified items of collateral;

•	delivery of certain audited, unaudited, and pro forma financial statements;

•

the Lenders having been afforded a marketing period of at least 15 consecutive business days (subject to certain blackout dates) following receipt of complete customary marketing materials for debt financings similar to those contemplated by the Debt Commitment Letter;

•	payment of all applicable fees and expenses;

•

receipt by the Lenders of documentation and other information about the Borrower and guarantors required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act);

•	subject to certain limitations the absence of a material adverse effect on the Issuer and its subsidiaries, taken as a whole, since December 29, 2012;

•

the accuracy of representations in the Merger Agreement but only to the extent their inaccuracy would give Parent the right not to close (and the inaccuracy is material to the interests of the Lenders); and

•	the accuracy in all material respects of certain representations and warranties made by the Borrower and the guarantors in the definitive documentation for the applicable debt facilities.

Equity Commitment

On August 11, 2013, Parent received a binding commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) from the Equity Investor pursuant to which, and subject to the conditions set forth therein, the Equity Investor committed to purchase equity in Parent in an aggregate amount of $200,000,000 (the “Common Equity Financing”). The Common Equity Financing is conditioned on the consummation of the Merger in accordance with the Merger Agreement, as well as other customary conditions, including, the substantially concurrent funding of the Debt Financing. Under the terms of the Equity Commitment Letter, the Equity Investor has agreed to guarantee Parent and Purchaser’s full and timely compliance with and performance of their respective obligations under the Merger Agreement.

Equity Investor Contribution

On August 11, 2013, the Equity Investor entered into a letter agreement (the “Contribution Agreement”), pursuant to which the Equity Investor has agreed to contribute to Parent, within two business days of written notice by the Issuer, equity in an amount not to exceed $50,000,000, in the event that the aggregate proceeds of the Debt Financing and the Common Equity Financing, together with the unrestricted cash of the Issuer at the closing of the Merger, are insufficient to fund when due, in accordance with the terms and conditions of the Merger Agreement, the payment of (i) the aggregate Merger Consideration, (ii) cash amounts payable to the holders of options to purchase common stock of the Issuer, (iii) all fees and expenses to refinance certain existing indebtedness of the Issuer, and (iv) any other amounts required to be paid in connection with the consummation of the transactions contemplated by the Merger Agreement.

The foregoing summaries of the Merger Agreement, the Merger, the Commitment Letters, and the Contribution Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter, and the Contribution Agreement, copies of which are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4, respectively, and the terms of which are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Page 8 of 9 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Name

99.1	Agreement and Plan of Merger, dated August 11, 2013, by and among DFC Holdings, LLC, DFC Merger Corp., David H. Murdock, and Dole Foods, Inc.

99.2	Commitment Letter, dated August 11, 2013, by and among DFC Holdings, LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and The Bank of Nova Scotia.

99.3	Commitment Letter, dated August 11, 2013, by and between DFC Holdings, LLC, David H. Murdock and Dole Food Company, Inc.

99.4	Letter Agreement, dated August 11, 2013, by and between David H. Murdock and Dole Food Company, Inc.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2013

By:	/s/ David H. Murdock
Name:	David H. Murdock,
individually and as trustee of the David H. Murdock Living Trust dated May 28, 1986, as amended

CASTLE & COOKE INVESTMENTS, INC.

By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President

CASTLE & COOKE HOLDINGS, INC.

By:	/s/ Scott A. Griswold
Name:	Scott A. Griswold
Title:	Executive Vice President